Exhibit 99.2

(FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas (Argentina) Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Lithium Americas (Argentina) Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of
December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework(2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Management’s Discussion & Analysis for the year ended December 31, 2023. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of embedded derivatives in convertible senior notes

As described in Notes 3 and 12 to the consolidated financial statements, the Company issued an aggregate of $258.8 million principal amount of 1.75% convertible senior notes in December 2021 (Convertible Notes). The Convertible Notes represent financial instruments that include a debt host and embedded derivatives related to the conversion and redemption options, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statements of comprehensive income (loss). The embedded derivative liability was revalued on December 31, 2023 at

$13.1 million. The valuation of the embedded derivative liability required management to make significant estimates and judgments. Management determined the fair value of the embedded derivative liability as of December 31, 2023 using a Partial Differential Equation method with Monte Carlo Simulation. The significant assumptions used by management to value the embedded derivative liability included the Company’s expected traded instruments volatility and credit spread.

The principal considerations for our determination that performing procedures relating to valuation of embedded derivatives in convertible senior notes is a critical audit matter are (i) the significant judgments by management to determine the fair values of the embedded derivative liability, which included significant assumptions related to the Company’s expected traded instruments volatility and credit spread; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation; and (iii) the audit effort, which involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of the embedded derivative liability. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative liability at inception and as of December 31, 2023 based on third party data and independently developed assumptions of the Company’s expected traded instruments volatility and credit spread and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 20, 2024

We have served as the Company’s auditor since 2015.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	5	122,293	194,471
Short-term bank deposits	5	-	157,631
Prepayments to Minera Exar for lithium carbonate purchases	8	6,673	-
Receivables, prepaids and deposits		4,609	3,990
		133,575	356,092

NON-CURRENT ASSETS
Associates and other investments	6	-	31,343
Investment in Sal de la Puna Project	7	181,270	-
Loans to Exar Capital	8	320,869	223,122
Investment in Cauchari-Olaroz Project	8	59,581	41,507
Long-term receivable from JEMSE		7,394	6,813
Property, plant and equipment	9	9,245	9,026
Exploration and evaluation assets	10	343,092	348,645
		921,451	660,456
TOTAL ASSETS		1,055,026	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		9,649	16,540
Customer advances	8	2,322	-
Current portion of long-term liabilities		2,608	3,105
		14,579	19,645
NON-CURRENT LIABILITIES
Convertible senior notes	12	200,361	204,472
Decommissioning provision		-	478
Deferred income tax liability	20	10,659	-
Other liabilities		496	7,951
		211,516	212,901
TOTAL LIABILITIES		226,095	232,546

SHAREHOLDERS’ EQUITY
Share capital		1,475,930	1,029,485
Contributed surplus		17,678	30,226
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(661,190)	(272,222)
TOTAL SHAREHOLDERS’ EQUITY		828,931	784,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,055,026	1,016,548

Subsequent events (Note 23)

Approved for issuance on March 20, 2024

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

1

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,
	Note	2023	2022
		$	$
EXPENSES
Exploration and evaluation expenditures	16	(21,214)	(4,733)
General and administrative	15	(21,401)	(13,339)
Equity compensation	13	(8,399)	(2,602)
Share of gain/(loss) of Cauchari-Olaroz Project	8	16,211	(83,276)
Share of loss of Arena Minerals	6	(677)	(1,359)
Share of loss of Sal de la Puna Project	7	(866)	-
		(36,346)	(105,309)
OTHER ITEMS
Transaction costs		(7,569)	-
Gain on financial instruments measured at fair value	12	22,379	44,570
Gain on modification of the loans to Exar Capital		-	20,354
Finance costs	17	(22,702)	(20,874)
Foreign exchange gain	21	19,579	3,433
Finance and other income	18	52,899	25,299
		64,586	72,782

INCOME/(LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES		28,240	(32,527)

Tax expense	20	(10,659)	-

INCOME/(LOSS) FROM CONTINUING OPERATIONS		17,581	(32,527)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	4	1,270,788	(61,041)

NET INCOME/(LOSS)		1,288,369	(93,568)

TOTAL COMPREHENSIVE INCOME/(LOSS)		1,288,369	(93,568)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE FROM CONTINUING OPERATIONS
Income/(loss) per share - basic		0.11	(0.24)
Income/(loss) per share - diluted		0.11	(0.24)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE FROM DISCONTINUED OPERATIONS
Income/(loss) per share - basic		8.18	(0.46)
Income/(loss) per share - diluted		7.91	(0.46)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE TOTAL
Income/(loss) per share - basic		8.29	(0.70)
Income/(loss) per share - diluted		8.02	(0.70)
Weighted average number of common shares outstanding - basic total		155,331	133,709
Weighted average number of common shares outstanding - diluted total		160,630	133,709

2

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,005	5,680	(3,760)	-	-	1,920
Shares issued pursuant to the acquisition of Millennial	13,199	333,812	-	-	-	333,812
Equity compensation	-	-	3,530	-	-	3,530
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	619	-	-	619
Net loss	-	-	-	-	(93,568)	(93,568)
Balance, December 31, 2022	135,035	1,029,485	30,226	(3,487)	(272,222)	784,002
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	2,186	11,505	(11,333)	-	-	172
Shares issued pursuant to the GM investment (Note 11)	15,002	286,954	-	-	-	286,954
Share issuance costs (Note 11)	-	(15,217)	-	-	-	(15,217)
Shares issued pursuant to Arena Minerals acquisition (Note 7)	8,456	163,203	-	-	-	163,203
Equity compensation (Note 13)	-	-	14,254	-	-	14,254
DSUs issued in lieu of directors' fees	-	-	628	-	-	628
Distribution of assets upon separation (Note 4)	-	-	(16,097)	-	(1,677,337)	(1,693,434)
Net income	-	-	-	-	1,288,369	1,288,369
Balance December 31, 2023	160,679	1,475,930	17,678	(3,487)	(661,190)	828,931

3

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Income/ (loss) from continuing operations		17,581	(32,527)
Income/ (loss) from discontinued operations		1,270,788	(61,041)
Consolidated net income/ (loss)		1,288,369	(93,568)
Items not affecting cash and other items:
Equity compensation	13	8,399	1,175
Depreciation		1,067	222
Deferred tax expense	20	10,659	-
Foreign exchange gain		(13,774)	(3,433)
Share of gain/ (loss) of Cauchari-Olaroz Project	8	(16,211)	83,276
Share of loss of Arena Minerals	6	677	1,359
Share of loss of Sal de la Puna Project	7	866	-
Gain on modification of the loans to Exar Capital		-	(20,354)
Gain on financial instruments measured at fair value	12	(22,379)	(44,570)
Other items		(8,285)	(151)
Payment of interest on the convertible notes and debt facilities		(4,528)	(6,297)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(1,018)	175
Increase in accounts payable and accrued liabilities		3,009	4,356
Increase in net prepayments made for lithium carbonate		(4,353)	-
Cash used in operating activities by continuing operations		(28,290)	(16,769)
Cash used in operating activities by discontinued operations		(30,679)	(48,453)
Net cash used in operating activities		(58,969)	(65,222)

INVESTING ACTIVITIES
Loans to Exar Capital	8	(64,680)	(79,674)
Contribution to Investment in Cauchari-Olaroz project	8	(1,863)	(3,138)
Investment in Arena Minerals		-	(2,745)
Proceeds from withdrawal of/ (investments in) short-term bank deposits		155,000	(155,000)
Cash acquired as a result of Arena Minerals acquisition	7	4,510	-
Transaction costs related to Arena Minerals acquisition	7	(4,186)	-
Payment of Arena Minerals' acquisition date payables	7	(3,211)	-
Cash acquired as a result of Millennial acquisition		-	33,531
Transaction costs related to Millennial acquisition		-	(5,012)
Payment of Millennial's acquisition date payables		-	(17,167)
Release of escrow deposit for Millennial acquisition		-	20,000
Additions to exploration and evaluation assets		(2,577)	(1,188)
Additions to property, plant and equipment		(5,291)	(169)
Cash provided/(used) in investing activities by continuing operations		77,702	(210,562)
Cash used in investing activities by discontinued operations		(116,804)	(20,320)
Net cash used in investing activities		(39,102)	(230,882)

FINANCING ACTIVITIES
Proceeds from stock option exercises	13	172	1,920
Deferred financing costs related to separation	4	(15,647)	-
Cash distributed upon separation	4	(275,499)	-
Repayment of the subordinate loan facility		-	(24,708)
Other		338	(303)
Cash used in financing activities by continuing operations		(290,636)	(23,091)
Cash provided/(used) in financing activities by discontinued operations		302,755	(374)
Net cash provided/(used) in financing activities		12,119	(23,465)
Effect of foreign exchange on cash		13,774	3,433
CHANGE IN CASH AND CASH EQUIVALENTS		(72,178)	(316,136)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		122,293	194,471

4

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS

Lithium Americas (Argentina) Corp. (“Lithium Argentina”, the “Company” or “LAAC”), formerly Lithium Americas Corp. (“Lithium Americas” or “LAC”), is a Canadian-based resource company focused on advancing the Cauchari-Olaroz project (“Cauchari-Olaroz”) to full production. Cauchari-Olaroz is a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company also owns the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), owned by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) acquired on April 20, 2023 (Note 7). Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the commissioning stage and achieved first lithium production as part of commissioning in June 2023.

On July 31, 2023, at the annual general and special meeting of the Company, the Company’s shareholders approved the separation of Lithium Americas into Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023, from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, on October 3, 2023 the Company transferred its North American business, including, among other assets, its Thacker Pass Project (“Thacker Pass”) and $275,499 of cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp. (Note 4).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “LAAC”. The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.
BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved for issuance by the Board of Directors on March 20, 2024.

These consolidated financial statements are presented in United States dollars (“US dollars”) and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

5

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

Material accounting policies

Principles of Consolidation

These consolidated financial statements include, subsequent to the Separation, the accounts of Lithium Argentina and its corporate group of companies, consisting of (i) Argentine subsidiaries Proyecto Pastos Grandes S.A. and Potassium S.A.; (ii) Canadian wholly-owned subsidiaries 2265866 Ontario Inc., Millennial, and 1139948 B.C. Ltd; and (iii) US wholly-owned US subsidiary “Lithium Americas (Argentina) Services Corp”. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Investments in Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

If the Company’s share of losses of an associate exceeds the carrying value of its interest in the associate, the entity discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the entity has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each reporting date, the Company considers whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the Company determines the amount of impairment to record, if any, by reference to the recoverable amount of the investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.

6

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Argentina, as well as all subsidiaries, is the US dollar. The functional currency of the Company’s associates Minera Exar, and Exar Capital B.V. (“Exar Capital”) is also the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•
The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document; and
•
The status of mining leases, environmental and mining permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, and exploration expenditures performed within the geologic formation of an existing brownfield mining project are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production. After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment. A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

7

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS.

Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•
Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•
Buildings – straight-line basis over the estimated useful life of 20 years;
•
Right-of-use assets included in “Other” – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•
Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at least annually. The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.

8

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, and equipment. Lease contracts entered into by the Company are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
variable lease payments that are based on an index or a rate;
•
amounts expected to be payable by the lessee under residual value guarantees;
•
the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

9

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability;
•
any lease payments made on or before the commencement date less any lease incentives received;
•
any initial direct costs; and
•
restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified as and measured at amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI according to their contractual cash flow characteristics and the business models under which they are held. The Company’s investments in equity instruments were classified as FVTPL. Investments in equity instruments are held for strategic purposes and classified as long-term.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest; the Company’s intent is to hold these financial assets in order to collect contractual cash flows. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL, and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative.

Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

10

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete.

When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income. Capitalization of borrowing is suspended during an extended period in which active development is interrupted.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for, for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor for differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

11

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

The diluted earnings/loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding equity awards and warrants issued should be calculated using the treasury stock method.

This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Equity-Based Compensation

The Company’s equity incentive plan allows the grant of restricted share units, performance share units, deferred share units and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to the statement of comprehensive income/(loss) over the vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

The fair value of each tranche is measured at the date of grant using the appropriate pricing model, including Black-Scholes option model for options and Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income/(loss), unless they are related to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for the impairment assessment of its investments in associates and joint ventures requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz comprises the Company’s equity accounted investments in associates, Minera Exar and Exar Capital, which are non-publicly traded equity investees holding interests in the underlying Cauchari-Olaroz. The Company’s interest in Sal de la Puna is considered to be a joint venture and is accounted for using the equity method of accounting.

12

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates and joint ventures including (i) significant financial difficulty of the associates and joint ventures; (ii) a breach of contract, such as a default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2023.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2023.

Accounting for Acquisition of Arena Minerals and Millennial

The Company accounted for the acquisition of Arena Minerals in April 2023 and Millennial in January 2022, as asset acquisitions. Significant judgment was required to determine whether the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Arena Minerals and Millennial were not considered businesses under IFRS 3 - Business Combinations as Arena Minerals and Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting (Note 7).

13

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible note embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected traded instruments volatility and credit spread and estimates in relation to other inputs. Refer to Note 12 for further details on the methods and assumptions associated with measurement of the convertible note embedded derivatives.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors Holdings LLC (“General Motors” or “GM”), which is a part of the assets and liabilities distributed to the shareholders (Note 4), involved judgment, specifically in the Company’s assumption at the inception that shareholders would approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The assets and liabilities related to the Thacker Pass Project are a part of the assets and liabilities distributed to shareholders (Note 4). The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, along with the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023.

The Company entered into the engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs.

14

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on the financial statements of the Company.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies.

Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. Prospective application is required on adoption. These amendments did not have a significant impact on the financial statements of the Company.

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the financial statements of the Company.

15

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
REORGANIZATION

On July 31, 2023, at the annual general and special meeting of the Company, the Company’s shareholders approved a separation into Lithium Americas (Argentina) Corp. and Lithium Americas (NewCo), pursuant to a statutory plan of arrangement. On August 4, 2023, the Company obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement and the Separation became effective on October 3, 2023. Upon completion of the Separation on October 3, 2023, the Company transferred its North American business, including, among other assets, its Thacker Pass Project and $275,499 of cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp. Pursuant to the plan of arrangement, each shareholder received one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) in exchange for each common share of the Company previously held. The Company has no further interest in Lithium Americas (NewCo) subsequent to the Separation. As part of the approval of the Separation, the Company’s shareholders also approved amendments to the equity incentive plan to allow holders of restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo).

In accordance with IFRS 5, Non-Current Assets Held for Sales and Discontinued Operations, the operations of Lithium Americas (NewCo) have been classified as discontinued operations for the years ended December 31, 2023, and December 31, 2022, in the consolidated statement of comprehensive income (loss).

As at October 3, 2023, the carrying value of Lithium Americas (NewCo) which was distributed comprised the following assets and liabilities:

$
Assets
Cash and cash equivalents	275,499
Receivables, prepaids and deposits	16,877
Property, plant and equipment	131,182
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582
Assets distributed upon separation	436,500

Liabilities
Accounts payable and accrued liabilities	(17,157)
Current portion of long-term liabilities	(808)
GM transaction derivative liability	(370)
Decommissioning provision	(601)
Other liabilities	(4,617)
Liabilities distributed upon separation	(23,553)

Net assets distributed upon separation	412,947

16

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
REORGANIZATION (continued)

The results and cash flows of Lithium Americas (NewCo) for the period from January 1, 2023 to October 3, 2023, and for the year ended December 31, 2022 presented as discontinued operations are as follows:

	Period from January 1, 2023 to October 3, 2023	Year Ended December 31, 2022
	$	$
EXPENSES
Exploration and evaluation expenditures	(5,779)	(44,464)
General and administrative	(8,073)	(9,544)
Equity compensation	(5,309)	(4,036)
	(19,161)	(58,044)
OTHER ITEMS
Transaction costs	(10,095)	-
Gain/(loss) on financial instruments measured at fair value	32,545	(2,564)
Finance costs	(43)	(447)
Other (loss)/income	(10)	14
Gain on distribution of assets upon separation	1,267,552	-
	1,289,949	(2,997)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	1,270,788	(61,041)

	Years Ended December 31,
	2023	2022
	$	$
Cash used in operating activities by discontinued operations	(30,679)	(48,453)
Cash used by investing activities by discontinued operations	(116,804)	(20,320)
Cash provided/(used) in financing activities by discontinued operations	302,755	(374)

The Separation was accounted for as a distribution of assets to shareholders pursuant to IFRIC 17, Distribution of Non-Cash Assets to Owners whereby a dividend was recognized in deficit measured at the fair value of the net assets distributed with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. The fair value of the net assets distributed was $1,680,501, determined based on the share price of Lithium Americas (Newco) on October 4, 2023. The difference of $1,267,552 between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets within discontinued operations on the statement of comprehensive income (loss). Additionally, the Company had incurred $15,647 in transaction costs in connection with the equity transactions associated with the Separation which were included in equity as a cost of the asset distribution upon separation.

In connection with the second tranche of the $650,000 investment by GM (Note 11), the Company’s shareholders passed two resolutions at the July 31, 2023 annual general and special meeting approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made.

17

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
REORGANIZATION (continued)

GM’s offtake agreement with the Company was assigned to Lithium Americas (NewCo). The second tranche alternative exercise warrants previously issued to GM by the Company and the second tranche subscription agreement between GM and the Company ceased to be effective in accordance with the terms of those agreements.

Pursuant to the indenture governing the terms of the Convertible Notes (the “Indenture”) (Note 12), the holders of Convertible Notes, at their election, were permitted to surrender Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period. None of the Convertible Notes were surrendered for conversion during the permitted conversion period.

5.
CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents

	December 31, 2023	December 31, 2022
	$	$
Cash	42,169	38,141
Cash equivalents	80,124	156,330
Cash and cash equivalents	122,293	194,471

As at December 31, 2023, $2,438 of cash and cash equivalents was held in Canadian dollars (December 31, 2022 – $2,010), $119,569 in US dollars (December 31, 2022 – $192,116) and $286 were held in Argentine Pesos (December 31, 2022 – $345). Cash equivalents include investments in Canadian and US treasury bills that mature within three months from the date of acquisition and earn interest between 5.0%-5.2% per annum.

Short-term bank deposits

	December 31, 2023	December 31, 2022
	$	$
Short-term bank deposits	-	157,631

18

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
ASSOCIATES AND OTHER INVESTMENTS

The following table summarizes the Company’s associates and other investments:

	October 3, 2023	December 31, 2022
	$	$
Investment in Arena Minerals	-	17,276
Warrants to purchase shares in Arena Minerals	-	1,616
Investment in Green Technology Metals	3,590	7,451
Investment in Ascend Elements	8,582	5,000
	12,172	31,343
Assets distributed upon separation (Note 4)	(12,172)	-
Associates and other investment	-	31,343

INVESTMENT IN ASSOCIATES

Investment in Arena Minerals

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company. As a result, the shares of Arena Minerals held by the Company at the time of the acquisition were no longer accounted for as an investment, but rather as part of the consideration paid for an asset acquisition (Note 7).

OTHER INVESTMENTS

The investments in Green Technology Metals Limited (“Green Technology Metals”) and Ascend Elements, Inc. (“Ascend Elements”) were distributed to the shareholders upon the Separation (Note 4).

7.
ACQUISITIONS

ARENA MINERALS ACQUISITION

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of the Company’s common shares and cash of $0.0001 per Arena Mineral share, for total consideration of $185,805. The consideration included the carrying value of the investment in Arena Minerals that the Company held at the time of the acquisition and $4,186 in transaction costs that were incurred by the Company. The transaction was accounted for as an asset acquisition.

Arena Minerals owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in Sal de la Puna covering approximately 13,200 hectares of the Pastos Grandes Basin. The Company and its joint venture partner are considering the development of Sal de la Puna in conjunction with Pastos Grandes in order to benefit from scale and cost synergies. Arena Minerals also owns 100% of the Salar de Antofalla Project (“Antofalla Project”) through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”).

19

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
ACQUISITIONS (continued)

Consideration for the purchase is as follows:

$
Cash	28
Pre-existing investment in Arena Minerals shares and warrants	18,388
Lithium Americas common shares	163,203
Transaction costs	4,186
Consideration given	185,805

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	4,538
Receivables, prepaids and deposits	902
Property, plant and equipment	55
Exploration and evaluation assets	1,385
Investment in Sal de la Puna Project	182,136
Accounts payable and accrued liabilities	(3,211)
Net assets acquired	185,805

Investment in Sal de la Puna Project

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint arrangement and accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2022	-
Acquisition of interest in Sal de la Puna	182,136
Share of loss of Sal de la Puna	(866)
Investment in Sal de la Puna, as at December 31, 2023	181,270

MILLENNIAL ACQUISITION

On January 25, 2022, Lithium Americas completed the acquisition of Millennial through the purchase of all issued and outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of $359,729. As a term of the offer, the Company paid Millennial $20,000 as reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party. The Company incurred $5,812 in other transaction costs. The transaction was accounted for as an asset acquisition.

Through Millennial, the Company owns two lithium projects in Argentina: Pastos Grandes and the Cauchari East project (“Cauchari East”, and together with Pastos Grandes, the “Millennial Projects”).

20

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
ACQUISITIONS (continued)

Pastos Grandes, located in the Salta province of Argentina, is a brine lithium deposit and was subject to extensive exploration and evaluation efforts pre-acquisition by the previous owners. Cauchari East is located adjacent to Cauchari-Olaroz in the Province of Jujuy in Argentina, with only limited exploration, evaluation and permitting work completed to date. Consideration for the purchase of Millennial was as follows:

$
Cash	105
Lithium Americas common shares	333,812
Transaction costs	25,812
Consideration given	359,729

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	33,636
Receivables, prepaids and deposits	999
Property, plant and equipment	4,211
Exploration and evaluation assets	338,050
Accounts payable and accrued liabilities	(17,167)
Net assets acquired	359,729

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at December 31, 2023, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz, which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz.

21

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2021	70,856
Remeasurement due to extinguishment of the loans to Exar Capital	54,991
Loans to Exar Capital	79,674
Accrued interest	17,601
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	64,680
Accrued interest	33,067
Loans to Exar Capital, as at December 31, 2023	320,869

Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

Loans advanced after January 1, 2022, carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate to the London Inter-Bank Offered Rate (“LIBOR”), which was phased out in June 2023.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of the original loans and the recognition of a related loss of $113,105 (net of taxes), the Company’s share of which was $50,671. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative in the loans payable by Minera Exar which is required to be measured at fair value at each reporting date. The gain/loss on change in the fair value of the embedded derivative is included in other income/loss of Minera Exar’s statement of comprehensive income/loss for the year ended December 31, 2023

During the year ended December 31, 2023, loans were provided by the Company to Exar Capital in the amount of $64,680, and by Ganfeng in the amount of $67,320. Such loans funded the Company’s and Ganfeng’s respective 49% and 51% share of Cauchari-Olaroz construction costs. The maturity of the loans is 7 years from the date of drawdown.

During the year ended December 31, 2023, Minera Exar obtained debt financing in the form of loans totaling $270,000 from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of December 31, 2023, is $350,000 and they include loans totaling:

•
$80,000 which are secured with a $33,000 line of credit and $30,000 guarantee provided by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $34,300 for the loans;

•
$131,233 that are secured with a bank letter of credit arranged by Exar Capital, with the Company and Ganfeng providing $83,000 cash that is held by Exar Capital as collateral under the line of credit. This cash can be used to settle Minera Exar loans. Subsequent to year end, Minera Exar settled approximately $34,000 (a portion of the outstanding third party loans) with a $25,000 loan from Exar Capital; and

•
$21,000 that are secured with a bank letter of credit arranged by Minera Exar. The remaining third-party loans are unsecured.

22

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

As at December 31, 2023, third party loans of $314,000 are due in 2024 and $36,000 due in 2025 with $34,000 of loans settled subsequent to the year end.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Prepayment of purchases and sales of lithium carbonate

In Q2 2023, the Company entered into an agreement to receive prepayments from Ganfeng with respect to the Company’s future sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provides the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar. Concurrently, the Company entered into an agreement to make prepayments to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar.

The prepayments to Minera Exar are non-interest bearing (except in the case of default) and is to be settled as a credit against the purchase of lithium carbonate within 365 days of the prepayment invoice.

As at December 31, 2023, there were $6,673 prepayments made to Minera Exar and $2,322 prepayments received from Ganfeng, which was recorded in the statement of financial position as customer advances and, prepayment to Minera Exar for lithium carbonate purchases respectively.

Purchases and sales of lithium carbonate

In Q4 2023, the Company purchased 49% of Minera Exar’s lithium carbonate shipped during the quarter with Ganfeng purchasing the remaining 51% of the product shipped. The Company purchased its share of lithium carbonate from Minera Exar for $15,803 at a market price (net of processing costs and other deductions) and sold it to Ganfeng at the same market price for gross proceeds of $15,803. The Company acted in the capacity of an agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

Since there was no net amount of commission to the Company, there was no impact on the Company’s statement of comprehensive income (loss) for the year ended December 31, 2023.

23

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	3,138
Share of loss of Cauchari-Olaroz Project	(57,016)
Elimination of capitalized intercompany interest	(26,259)
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	1,863
Share of income of Cauchari-Olaroz Project	53,555
Elimination of capitalized intercompany interest	(37,344)
Investment in Cauchari-Olaroz Project, as at December 31, 2023	59,581

During the year ended December 31, 2023, the Company’s share of Minera Exar income was $58,035 (after recognizing the previously unrecognized losses) and contributions to the investment in Minera Exar were $1,863. The Company’s share of Exar Capital loss was $4,480 for the year ended December 31, 2023.

The following are the amounts presented in the financial statements of Minera Exar on a 100% basis as amended to reflect the Company’s accounting policies.

	December 31, 2023	December 31, 2022
	$	$
Current assets
Cash and cash equivalents	49	3,075
Inventories	220,507	-
Other current assets	12,855	11,357
Total current assets	233,411	14,432
Non-current assets	1,327,284	1,200,485
Current liabilities - third-party loans	(314,109)	(50,000)
Current liabilities - loans from Exar Capital	(328,569)	-
Current liabilities - other	(86,802)	(63,970)
Non-current liabilities - third-party loans	(36,242)	(30,040)
Non-current liabilities - loans from Exar Capital	(544,526)	(949,679)
Non-current liabilities - other	(5,696)	(6,019)
Net assets	244,751	115,209

24

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

	Years ended December 31,
	2023	2022
	$	$
Sales	34,521	-
Cost of sales	(27,799)	-
	6,722	-
Selling and distribution expenses	(1,773)	-
Administrative expenses	(3,928)	-
Other income/(loss)	253,108	(207,148)
Deferred tax (expense)/recovery	(124,586)	75,280
Net income/(loss)	129,543	(131,868)

The following are the amounts presented in the financial statements of Exar Capital on a 100% basis.

	December 31, 2023	December 31, 2022
	$	$
Current assets
Cash and cash equivalents	379	1,180
Restricted cash used as collateral under letters of credit	83,093	15,668
Other current assets	29,299	16,589
Total current assets	112,771	33,437
Non-current assets - loans advanced to Minera Exar	743,841	617,279
Current liabilities - loans from Lithium Argentina and Ganfeng	(775,645)	(563,652)
Other current liabilities	(7,243)	(4,197)
Net assets	73,724	82,867

Loans from Lithium Argentina and Ganfeng are presented as current liabilities in the financial statements of Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Argentina and Ganfeng. As at December 31, 2023, loans of $83,930 are due in Q4 2025, $155,699 between 2026 and 2027, $536,016 between 2028 and 2030.

	Years ended December 31,
	2023	2022
	$	$
Interest income on loans from Exar Capital	83,357	58,614
Other income	2,561	-
Interest expense	(80,027)	(47,057)
Withholding tax expense	(13,969)	(7,034)
General and administrative expenses	(1,064)	(319)
Net (loss)/ income	(9,142)	4,204

25

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following provides a reconciliation of the summarized financial information for Minera Exar and Exar Capital to carrying value:

	Minera Exar	Exar Capital
	$	$
Net assets, December 31, 2023	244,751	73,724
Company's share of net assets	109,648	36,125
Elimination of capitalized intercompany interest	(96,682)	-
Expenditures incurred by the Company in connection to the investee	10,490	-
Carrying value	23,456	36,125

Minera Exar’s Commitments and Contingencies

As at December 31, 2023, Minera Exar had the following commitments (on a 100% basis):

•
Annual royalty of $200 due in May of every year and expiring in 2041.

•
Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $174 in 2023 and $503 between 2024 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•
Commitments related to construction contracts of $1,457.

9.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2021	-	-	1,316	5,016	6,332
Acquisition	-	1,571	2,640	-	4,211
Additions	-	103	1,035	1,051	2,189
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E (Note 10)	9,514	-	-	-	9,514
Acquisition of Arena Minerals (Note 7)	-	-	-	55	55
Additions	118,454	3,529	239	1,964	124,186
Disposals	-	-	(98)	(282)	(380)
Assets distributed upon separation (Note 4)	(127,968)	-	(2,416)	(4,348)	(134,732)
As at December 31, 2023	-	5,203	2,716	3,456	11,375

26

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
PROPERTY, PLANT AND EQUIPMENT (continued)

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	-	814	1,150	1,964
Depreciation for the period	-	106	513	1,123	1,742
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	240	466	1,434	2,140
Disposals	-	-	-	(166)	(166)
Assets distributed upon separation (Note 4)	-	-	(1,653)	(1,897)	(3,550)
As at December 31, 2023	-	346	140	1,644	2,130

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2022	-	1,568	3,664	3,794	9,026
As at December 31, 2023	-	4,857	2,576	1,812	9,245

1 The “Other” category includes right of use assets with a cost of $1,996 and $463 of accumulated depreciation as at December 31, 2023.

10.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Other Claims	Total
	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	348,645
Transfers to PP&E (Note 8)	(9,514)	-	-	(9,514)
Acquisition of Arena Minerals (Note 6)	-	-	1,385	1,385
Additions	-	2,646	770	3,416
Write offs	-	(70)	-	(70)
Assets distributed to the shareholders (Note 4)	-	-	(770)	(770)
As at December 31, 2023	-	341,707	1,385	343,092

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.

27

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and

•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

11.
AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, the Company entered into an agreement with GM, pursuant to which GM agreed to make a $650,000 equity investment in two tranches (the “Transaction”). The Company agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of the Company. In connection with the first tranche of GM’s investment, the Company and GM also entered into (a) a warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, immediately following the completion of the Separation, the GM Tranche 2 Agreements were terminated in accordance with their terms and replaced by a subscription agreement between Lithium Americas (NewCo) and GM whereby the second tranche placement will be completed with Lithium Americas (NewCo). In connection with the termination, GM subscribed for 0.002 common shares of the Company in accordance with the terms of the GM Tranche 2 Agreements.

Under the second tranche subscription agreement which would have expired in August 2024, GM would have been entitled to purchase common shares of the Company subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition"). The second tranche subscription agreement called for an aggregate purchase price up to $330,000, with the number of shares determined using a conversion price equal to the lower of (a) 5-day volume weighted average share price (which becomes fixed upon notice the Funding Condition has been met) and (b) $27.74 per share, that was subject to approval by the Company’s shareholders.

On July 31, 2023, at the Company’s annual, general and special meeting the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made. In conjunction with the Separation, the second tranche alternative exercise warrants previously issued to GM by the Company and the second tranche subscription agreement between GM and the Company ceased to be effective in accordance with the terms of those agreements.

The GM Tranche 2 Agreements were treated as a single combined derivative since such agreements may result in the issuance of a variable number of shares for the fixed subscription price which was initially measured at fair value and subsequently carried at fair value through profit and loss. The GM derivative liability was distributed to the shareholders upon the Separation (Note 4).

28

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
AGREEMENTS WITH GENERAL MOTORS (continued)

Upon receipt of the first tranche investment, the Company recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194, and the balance of the investment of $286,954 to common shares. Financial advisory fees and other transaction costs of approximately $16,977 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the common shares issued were recorded as a share issuance cost in equity.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	32,824
Liabilities distributed to the shareholders (Note 4)	370
As of December 31, 2023	-

The fair value of the derivative as of January 30, 2023, was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative immediately prior to the Separation, was estimated with the following inputs: volatility of 49.13%, share price of $17.01, a risk-free rate of 5.68%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to September 30, 2023, of $32,824 was presented in discontinued operations in the statement of comprehensive income (loss).

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. Lithium Americas has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000. GM’s offtake agreement with the Company was assigned to Lithium Americas (NewCo) upon the Separation (Note 4).

12.
CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

29

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(47,655)	(47,655)
Accrued Interest	20,496	-	20,496
Interest payment	(2,755)	-	(2,755)
Reclassification of short-term accrued interest to short-term liability	(1,770)	-	(1,770)
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(22,207)	(22,207)
Accrued Interest	22,623	-	22,623
Interest payment	(2,452)	-	(2,452)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2023	187,223	13,138	200,361

The fair value of the derivative as at December 31, 2023, is estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 54.79%, share price of $6.32, a risk-free rate of 4.03%, an expected dividend of 0%, and a credit spread of 17.63%. Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. A gain on change in fair value for the year ended December 31, 2023, of $22,207 was recognized in the statement of comprehensive income.

The Company paid interest of $2,452 during the year ended December 31, 2023 due under its Convertible Notes for the current year. Interest expense for the year ended December 31, 2023 of $22,623 was recognized as finance costs in the statement of comprehensive income.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)
If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

30

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
CONVERTIBLE NOTES (continued)
(iii)
upon the occurrence of certain significant business events;
(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the year ended December 31, 2023); or,
(v)
upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes was 21.2307 shares per one thousand principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share.

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and
(ii)
if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events (Note 4).

Pursuant to the indenture governing the terms of the Convertible Notes (the “Indenture”), the holders of Convertible Notes, at their election, were permitted to surrender Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period. None of the Convertible Notes were surrendered for conversion during the permitted conversion period (Note 4).

31

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On April 20, 2023, the Company closed the acquisition of 100% of Arena Minerals and issued 8,456 shares to Arena Minerals shareholders (Note 7).

On February 16, 2023, the Company issued 15,002 common shares as part of the closing of the first tranche of GM’s investment (Note 11).

On January 25, 2022, the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 14,401 shares.

On July 31, 2023, at the annual general and special meeting of the Company, as part of the approval of the Separation, the Company’s shareholders approved amendments to the equity incentive plan to allow holders of the Company’s restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo) (refer Note 4).

In connection with the Arrangement, holders of all DSUs, RSUs and PSUs of the Company previously held (collectively, the "Old LAC Units") received, in lieu of such outstanding Old LAC Units, equivalent incentive security of the Company (collectively, the "Company Units") and of Lithium Americas (NewCo) (collectively, the "New LAC Units" and together with the Company Units, the "Arrangement Incentive Securities"). In accordance with the Arrangement, each Old LAC unit was replaced with one New LAC Unit and 0.87 of a Lithium Argentina unit.

The Old LAC Units exchanged were cancelled. Incentive securities (other than PSUs) of one entity, being either the Company or Lithium Americas (NewCo), held by persons who were not employed as a director, officer, or employee or engaged as a service provider of that entity subsequent to the Separation but are employed or engaged with the other entity, immediately vested and the holder of these incentive securities became entitled to receive the underlying share after completion of the Separation. The replacement PSUs of each of the Company and Lithium Americas (NewCo) will continue, but are subject to the same time based vesting period as the old LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original Old LAC PSU was subject, except with respect to Old LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the Old LAC PSUs they replaced.

32

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The replacement of Old LAC Units with the Company Units was accounted for as a modification to the original share-based payment awards on October 3, 2023, when the Separation became effective. As part of net assets distribution to the shareholders upon the Separation, the Company adjusted contributed surplus (previously recognized and accumulated) by $16,097 to reflect the portion of existing unvested equity awards that related to Lithium Americas (NewCo).

Restricted Share Units

The Company had 2,171 outstanding RSUs immediately prior to the Separation which were subsequently adjusted to include the impact of modification as a result of the Separation. In December 2023, the Company granted 878 RSUs to its employees and consultants with the total estimated fair value of $4,744 based on the market value of the Company’s share on the grant date. As at December 31, 2023, there were 2,247 (2022 – 2,367) outstanding RSUs.

Upon the Separation, the accelerated compensation expenses with respect to Lithium Argentina RSUs held by individuals subsequently employed by Lithium Americas (NewCo) of $1,195 was charged to operating expenses of continuing operations on the statement of comprehensive income (loss). The accelerated compensation expenses with respect to Lithium Americas (NewCo) RSUs held by Lithium Argentina employees of $450 was allocated to discontinued operations.

During the year ended December 31, 2023, total equity compensation expense related to RSUs was $4,893 (2022 – $4,526) of which $2,978 was charged to operating expenses of continuing operations, $964 was allocated to operating expenses of discontinued operations on the statement of comprehensive income (loss) and $951 was capitalized to the Thacker Pass project costs which were distributed to the shareholders upon the Separation. As at December 31, 2023, there was $4,794 (2022 – $1,804) of total unamortized compensation cost relating to unvested RSUs.

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(114)
Granted	140
Forfeited	(14)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares pre-separation	(547)
Forfeited pre-separation	(12)
Granted pre-separation	363
Balance, RSUs outstanding immediately prior to separation	2,171
Net adjustment upon separation	(281)
Converted into shares post-separation	(521)
Granted post-separation	878
Balance, RSUs outstanding as at December 31, 2023	2,247

33

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Deferred Share Units

The Company had 225 outstanding DSUs immediately prior to the Separation which were subsequently adjusted to include the impact of modification as a result of the Separation. In December 2023, the Company granted 325 DSUs to its independent directors with a total estimated fair value of $1,758 which was recognized as equity compensation of continuing operations on the statement of comprehensive income (loss). As at December 31, 2023, there were 438 (2022 – 252) outstanding DSUs.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2021	242
Granted	23
Converted into common shares	(13)
Balance, DSUs outstanding as at December 31, 2022	252
Granted pre-separation	32
Converted into common shares pre-separation	(59)
Balance, DSUs outstanding immediately prior to separation	225
Net adjustment upon separation	(29)
Converted into shares post-separation	(83)
Granted post-separation	325
Balance, DSUs outstanding as at December 31, 2023	438

Stock Options

In December 2023, the Company granted 1,740 stock options to its officers and employees. The fair value of stock options granted are estimated on the date of grant using the Black Scholes Option Pricing Model with the following assumptions used for the grants made during the period:

December 3, 2023
Number of options granted ('000's)	1,740
Risk-free rate	4.04%
Expected life	7
Annualized volatility	73.14%
Dividend rate	0%
Fair value per stock option granted ($)	3.98
Total fair value of stock options granted ($)	6,925

Stock options outstanding and exercisable as at December 31, 2023 are as follows:

Range of Exercise Prices ($)	Number outstanding and exercisable as at December 31, 2023 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price

5.40 - 5.56	1,740	6.9	-
	1,740	6.9	-

34

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price (CDN$)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(992)	(6.73)
Balance, stock options outstanding as at December 31, 2022	690	7.54
Exercised pre-separation	(690)	(7.54)
Granted post-separation	1,740	-
Balance, stock options outstanding as at December 31, 2023	1,740	-

During the year ended December 31, 2023, stock-based compensation expense related to stock options of $288 (2022 – Nil) was charged to operating expenses on the statement of comprehensive income (loss).

In Q1 2023, 670 stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 525 shares of the Company. The weighted average share price at the time of exercise of stock options was CDN$32.26.

Performance Share Units

PSUs were modified upon the Separation, but are subject to the same time based vesting period as the old LAC PSUs they replaced and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original Old LAC PSU was subject except with respect to Old LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the Old LAC PSUs they replaced.

In Q1 2023, the Company granted 204 PSUs. The fair value of the PSUs is estimated on the date of grant using a valuation model based on a Monte Carlo simulation with the following assumptions used for the grants made during the period:

February 8, 2023
Number of PSUs granted	204
Risk-free interest rate	4.15%
Dividend rate	0%
Annualized volatility	88.5%
Peer group average volatility	57.57%
Estimated forfeiture rate	10.0%
Fair value per PSU granted ($)	38.84

The Company had 749 outstanding PSUs immediately prior to the Separation which were subsequently adjusted to include the impact of modification as a result of the Separation. As at December 31, 2023, there were 874 (2022 – 766) outstanding PSUs.

35

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Upon the Separation, the accelerated compensation expenses with respect to Lithium Argentina PSUs held by individuals subsequently employed by Lithium Americas (NewCo) of $1,544 was charged to operating expenses of continuing operations on the statement of comprehensive income (loss). The accelerated compensation expenses with respect to Lithium Americas (NewCo) PSUs held by Lithium Argentina employees of $2,263 was allocated to discontinued operations.

During the year ended December 31, 2023, total equity compensation expense related to PSUs was $4,672 (2022 – $2,112) of which $3,375 was charged to operating expenses of continuing operations, $1,113 was allocated to operating expenses of discontinued operations on the statement of comprehensive income (loss) and $184 was capitalized to the Thacker Pass project costs which was distributed to the shareholders upon the Separation. As at December 31, 2023, there was $965 (2023 – $2,861) of total unamortized compensation cost relating to unvested PSUs.

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at December 31, 2022	766
Granted pre-separation	204
Converted into common shares pre-separation	(215)
Forfeited pre-separation	(6)
Balance, PSUs outstanding immediately prior to separation	749
Net adjustment upon separation	153
Converted into shares post-separation	(28)
Balance, PSUs outstanding as at December 31, 2023	874

14.
RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.

•
Expenditures under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $2,998 for the year ended December 31, 2023.

•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT).

During the year ended December 31, 2023, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $76 (2022 - $75).

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

36

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.
RELATED PARTY TRANSACTIONS (continued)

In March 2023, an agreement was entered into with the Company’s former VP, Corporate Development to provide corporate development services effective as of August 1, 2023, with an aggregate value over three years of $3,200.

Upon the retirement of the Company’s former Chief Financial Officer in April 2023, an agreement was entered into on April 20, 2023, providing for a payment of $315 for delaying his retirement, a payment under the terms of his contract of approximately $24 and a grant of restricted share units with a value of approximately $664 to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Years Ended December 31,
	2023	2022
	$	$
Equity compensation	4,115	2,140
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	5,189	5,149
Salaries, bonuses and benefits included in exploration expenditures	180	1,286
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	625	1,097
Salaries and benefits capitalized to Thacker Pass project prior to separation	234	-
	10,343	9,672

	December 31, 2023	December 31, 2022
	$	$
Total due to directors and executive team	66	3,363

37

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Years Ended December 31,
	2023	2022
	$	$
Salaries, benefits and directors' fees	10,310	5,200
Office and administration	4,918	2,981
Professional fees	3,541	4,127
Regulatory and filing fees	269	165
Travel	1,074	336
Investor relations	848	350
Depreciation	441	180
	21,401	13,339

16.
EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Years Ended December 31,
	2023			2022
	Millennial Projects	Other	Total	Millennial Projects	Total
	$	$	$	$	$
Consulting and salaries	6,086	3,153	9,239	1,700	1,700
Permitting and environmental	-	-	-	5	5
Field supplies and other	5,986	10	5,996	2,673	2,673
Depreciation	468	-	468	199	199
Drilling and geological expenses	5,511	-	5,511	156	156
Total exploration expenditures	18,051	3,163	21,214	4,733	4,733

17.
FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Years Ended December 31,
	2023	2022
	$	$
Interest on convertible notes	22,623	20,496
Interest on credit facilities	-	335
Other	79	43
	22,702	20,874

38

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Years Ended December 31,
	2023	2022
	$	$
Interest on loans to Exar Capital	33,068	17,602
Interest on cash and cash equivalents and deposits	19,188	7,115
Other	643	582
	52,899	25,299

19.
SEGMENTED INFORMATION

As of December 31, 2023, Cauchari-Olaroz is in the commissioning stage while the projects under the Pastos Grandes Basin segment are in the exploration and evaluation stage. Assets and liabilities of the North American segment were distributed to the shareholders upon the Separation and its operations are classified as a discontinued operation (Note 4).

The Company’s reportable segments and corporate assets are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2023
Property, plant and equipment	-	-	8,372	873	9,245
Exploration and evaluation assets	-	-	343,078	14	343,092
Total assets	-	387,844	536,364	130,818	1,055,026
Total liabilities	-	-	(1,858)	(224,237)	(226,095)
For the twelve months ended December 31, 2023
Property, plant and equipment additions	-	-	4,789	559	5,348
Income from discontinued operations	1,256,294	-	-	14,494	1,270,788
Income/(loss) from continuing operations	-	16,211	(7,399)	8,769	17,581
Exploration expenditures	-	-	(20,623)	(591)	(21,214)

39

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
SEGMENTED INFORMATION (continued)

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at December 31, 2022
Property, plant and equipment	3,936	-	4,251	839	9,026
Exploration and evaluation assets	9,677	-	338,968	-	348,645
Total assets	16,162	271,442	353,687	375,257	1,016,548
Total liabilities	(16,021)	-	(2,304)	(214,221)	(232,546)
For the twelve months ended December 31, 2022
Property, plant and equipment additions	1,836	-	234	119	2,189
Loss from discontinued operations	(47,236)	-	-	(13,805)	(61,041)
(Loss)/income from continuing operations	-	(44,736)	(4,179)	16,388	(32,527)
Exploration expenditures	-	-	-	(4,733)	(4,733)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2023	571	-	411,347	411,918
As at December 31, 2022	791	12,963	402,700	416,454

1 Non-current assets attributed to geographical locations exclude financial and other assets.

20.
INCOME TAXES

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2023	2022
	$	$
Withholding taxes accrued	-	-
Current income tax	-	-
Deferred income tax	10,659	-
Total income tax expense	10,659	-

40

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.
INCOME TAXES (continued)

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	Years ended December 31,
	2023	2022
	$	$

Income/(loss) from continuing operations before taxes	28,240	(32,527)
Income/(loss) from discontinuing operations before taxes	1,270,788	(61,041)
Total income/(loss) before taxes	1,299,028	(93,568)

Statutory tax rate	27%	27%

Expected income tax expense/(recovery) at statutory tax rate	350,737	(25,263)

Items not taxable for income tax purposes	(348,159)	9,846
Effect of lower tax rate in foreign jurisdiction	(162)	3,048
Foreign exchange related to the weakening of the Argentine Pesos	5,670	-
Change in unrecognized deferred tax assets and other	2,573	12,369
Tax expense	10,659	-

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022
	$	$
Deferred tax assets:
Tax loss carryforwards	16,498	8,347
Loans to Exar Capital	217	217
Exploration and evaluation assets	-	3,371
Financing costs	-	3,118
Capital assets	95	621
Investment in Green Technology Metals	-	346
Investment in Cauchari-Olaroz project	-	876
Other	268	501
Deferred tax assets	17,078	17,397

Deferred tax liabilities:
Investment in Cauchari-Olaroz project	(1,313)	-
Exploration and evaluation assets	(10,659)	-
Financing costs	(2,295)	-
Investment in Arena Minerals	-	(193)
Convertible debt	(13,470)	(12,360)
Stock based compensation	-	(4,844)
Deferred tax liabilities	(27,737)	(17,397)

Unrecognized deferred tax liabilities	(10,659)	-

41

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.
INCOME TAXES (continued)

Deductible temporary differences for which no deferred tax assets are recognized as follows:

	December 31, 2023	December 31, 2022
	$	$
Tax loss carryforwards	48,771	248,000
Other	25,965	915
	74,736	248,915

The Company has non-capital loss carryforwards in Canada of $101,545 (2022 – $90,658) which expire between 2030-2042 and in Argentina of approximately $8,330 which expire in 2024-2028. The non-capital loss carryforwards are available to reduce taxable income in Canada and Argentina. During 2023, deferred tax expense of $10,659 (2022 – $Nil) was recognized due to the weakening of the Argentine Pesos against the US dollar on the tax basis of Pastos Grandes assets.

In connection with the Separation, the Company has applied for and obtained certain advance income tax rulings in Canada and the United States to confirm the tax deferred status of the Separation. The Canadian tax ruling requested from Canadian tax authorities and received on July 12, 2023, requires, among other things, that the transfer of the “distribution property” (as defined in the plan of arrangement governing the Separation) comply with all requirements of the public company "butterfly" rules in section 55 of the Income Tax Act (Canada). There are certain requirements of these rules that depend on events occurring after the Separation is completed, which if not met, may result in the Company recognizing a taxable gain in respect of the transfer of the distribution property. In addition, to preserve the intended U.S. tax treatment pursuant to the Separation, for a period of time following the completion of the Separation, the Company may be prohibited, except in specific circumstances, from taking or failing to take certain actions. In connection with the Separation, the Company entered into a tax indemnity and cooperation agreement with Lithium Americas (NewCo) whereby the Company and Lithium Americas (NewCo) would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Separation or any related transaction to be treated in a manner inconsistent with the tax rulings.

21.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

42

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.
FINANCIAL INSTRUMENTS (continued)

Common shares acquired as part of investment in Green Technology Metals, preferred shares acquired as part of investment in Ascend Elements, the GM Tranche 2 Agreements derivative, which were distributed to the shareholders (Notes 4 and 11), and the convertible note derivative (Note 12) are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at December 31, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value.

Green Technology Metals shares (Note 4) were classified at level 1 of the fair value hierarchy, the GM Tranche 2 Agreements derivative (Notes 4 and 11), and the convertible note derivative (Note 12) are classified at level 2 of the fair value hierarchy and the Ascend Elements preference shares (Note 4) were classified at level 3 of the fair value hierarchy.

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital.

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing the majority of its cash and cash equivalents with two major financial institutions, US and Canadian treasury bills and investing in only short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue chip swaps are trade transactions that effectively allow companies to transfer US dollars to and out of Argentina. The Company used this mechanism to transfer funds to Argentina which resulted in foreign exchange gain as a result of the divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

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LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.
FINANCIAL INSTRUMENTS (continued)

As at December 31, 2023, the Company has $75,000 available under its undrawn limited recourse loan facility with Ganfeng. As at December 31, 2023, the Company had cash and cash equivalents balance of $122,293 to settle current liabilities of $14,579.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2024	2025	2026 and later	Total
	$	$	$	$
Convertible senior notes	4,528	4,528	265,542	274,598
Accounts payable and accrued liabilities	9,649	-	-	9,649
Obligations under office leases¹	586	309	219	1,114
Total	14,763	4,837	265,761	285,361

¹Include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company and its subsidiaries and associates have a US dollar functional currency and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees.

As at December 31, 2023, the Company held $2,438 in CDN$ and $286 in ARS$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $244 and $29 respectively as at December 31, 2023.

22.
CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, and those of its associates, and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its limited recourse loan facility or raise additional amounts as needed and if available.

44

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.
CAPITAL DISCLOSURE (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2023.

23.
SUBSEQUENT EVENTS

•
On March 5, 2024, the Company announced execution of a definitive agreement with a subsidiary of Ganfeng whereby Ganfeng agrees to acquire $70,000 in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”) (the “Pastos Grandes Transaction"), the Company’s indirect wholly-owned Argentinian subsidiary holding the Pastos Grandes project in Salta, Argentina, which is expected to represent an approximate 15% interest in PGCo and the Pastos Grandes project. The Pastos Grandes Transaction is subject to applicable regulatory approvals and other closing conditions.

•
On January 12, 2024, the Company paid interest of $2,264 due under its Convertible Notes.

45